Exhibit 99.1

NASDAQ: ACIU | Annual General Meeting 2021 © 2021 AC Immune. Not to be used or reproduced without permission Pioneering Precision Medicine for Neurodegeneration NASDAQ: ACIU | Annual General Meeting | June 25, 2021 www.acimmune.com Version: 22.06.2021

NASDAQ: ACIU | Annual General Meeting 2021 © 2021 AC Immune. Not to be used or reproduced without permission Disclaimer This presentation contains statements that constitute “forward - looking statements” within the meaning of Section 27 A of the Securities Act of 1933 and Section 21 E of the Securities Exchange Act of 1934 . Forward - looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations . In some cases, you can identify these statements by forward - looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology . Forward - looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements . These risks and uncertainties include those described under the captions “Item 3 . Key Information – Risk Factors” and “Item 5 . Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20 - F and other filings with the Securities and Exchange Commission . These include : the impact of Covid - 19 on our business, suppliers, patients and employees and any other impact of Covid - 19 . Forward - looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law . All forward - looking statements are qualified in their entirety by this cautionary statement . This presentation is strictly confidential, is being distributed to a limited range of invited persons solely for their own information, may not be distributed to the press or any other person, and may not be reproduced or published, in whole or in part, in any form . SupraAntigen ® and Morphomer ® are registered trademarks of AC Immune SA in the following territories : AU, CH, EU, JP, and GB . Morphomer ® is also a registered trademark of AC Immune SA in CN and NO . 2

NASDAQ: ACIU | Annual General Meeting 2021 © 2021 AC Immune. Not to be used or reproduced without permission 3 Agenda 1. AC Immune’s leadership in neurodegenerative diseases 2. Achievements 2020/21 3. AC Immune’s business strategy 4. Pipeline update 5. SupraAntigen™ and clinical - stage vaccine programs 6. Near - term inflection points 7. Financial figures 8. Strategic outlook

1. AC Immune’s leadership in neurodegenerative diseases Andrea Pfeifer, CEO

NASDAQ: ACIU | Annual General Meeting 2021 © 2021 AC Immune. Not to be used or reproduced without permission 2013 2014 2015 2017 2019 2020 2020 2021 2021 (1) Neurodegenerative diseases; (2) Alzheimer's disease; (3) Phosphorylated Tau; (4) Positron emission tomography; (5) Progre ssi ve supranuclear palsy; (6) Small molecule Tau - specific aggregation inhibitor; (7) TAR DNA binding protein - 43; (8) Alpha synuclein Anti - pTau 3 vaccine clinical trial in AD 1 st 1 st Clinical vaccine trial in Down syndrome (Abeta vaccine) Anti - TDP - 43 7 antibody shown to mitigate TDP - 43 neuropathology 1 st Prevention trial in AD 2 (crenezumab) 1 st 1 st Clinical data for Tau PET 4 - imaging tracer in PSP 5 1 st Morphomer ® Tau 6 clinical trial (ACI - 3024) Anti - Tau antibody Phase 2 readout in AD; target engagement 1 st “Firsts” reflect ACIU’s leadership in NDD 1 1 st Small molecule a - syn 8 aggregation inhibitor 1 st First - in - human clinical study of diagnostic a - syn PET tracer 5

Roadmap to successful therapies for neurodegenerative diseases

AC Immune

Precision medicine is a key driver for effective treatments

Treat earlier[1]	▪ Prioritize primary and secondary prevention trials ▪ Access diagnostic tools for patient identification
Target Tau[2,3]	▪ Target both intracellular Tau and Tau spreading ▪ Use Tau PET[4] to diagnose and select patients and define treatment effects
More homogeneous populations[5,6]	▪ Familial Alzheimer's disease, Down syndrome[7] ▪ NeuroOrphan indications, specifically TDP-43[8]- and Tau-driven
Precision medicine[9]	▪ Diagnose co-pathologies with selective diagnostics ▪ Select and treat study population based on specific proteinopathies
Target neuroinflammation[10,11]	▪ Develop mAb[12] and sm[13] for microglial balance targeting the inflammasome NLRP3[14]-ASC[15] pathway

(1) Reardon S, Nature 2018; (2) Pontecorvo MJ, *et al.*, Brain 2019; (3) Gordon BA, *et al.*, Brain 2019; (4) Positron emission tomography; (5) Strydom A, *et al.*, Alzheimers Dement (NY) 2018; (6) Lott IT and Head E.,Nat Rev Neurol. 2019; (7) Down syndrome-related Alzheimer's disease; (8) TAR DNA-binding protein 43; (9) Robinson JL, *et al.*, Brain 2018; (10) Heneka MT *et al.*, Nat Rev Neurosci. 2018; (11) Wang S *et al.*, Int Immunopharmacol. 2019; (12) Monoclonal antibody; (13) Small molecule; (14) (NOD)-like receptor protein 3; (15) Apoptosis-associated speck-like protein containing a CARD, also PYCARD

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AC Immune

Precision medicine for prevention and treatment of NDD



Onset of pathologies
Cognitive impairment
Cognitively normal
MCI
Dementia
Abnormal
Normal
CSF[1] Abeta
Amyloid PET[2]
CSF pTau[3]-181, -217
CSF total Tau
Tau PET
MRI[4], FDG[5] PET
Clinical function
-25+
-20
-10
-5
Prevention
Treatment
Interventions:
Antibody
Vaccine
Small molecule
Adapted from Mattsson-Carlgren et al Sci Adv 2020
Ref. Jack et al.; Lancet Neurology 2010; Trojanowski et al., Alzheimer's & Dementia 2010; Jansen et al.; JAMA. 2015

(1) Cerebrospinal fluid; (2) Positron emmision tomography; (3) Phosphoylated Tau; (4) Magnetic resonance imaging; (5) Fluorodeoxyglucose; (6) Prodromal: mild cognitive impairment (MCI) with biomarker evidence – approx. 60% of MCI

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NASDAQ: ACIU | Annual General Meeting 2021 © 2021 AC Immune. Not to be used or reproduced without permission The need for precision medicine 8 Improved clinical trials, diagnosis and treatment of neurodegenerative diseases Co - pathologies in AD 1 and other NDD 2 may indicate a need for different therapies at different stages 1 Patients selected and treated according to their underlying pathologies 2 Non - invasive diagnostics are critical for monitoring disease progression 3 Combination therapy may be the ultimate requirement 4 Earlier, more reliable diagnosis may eventually lead to disease prevention 5 ■ Treating the right proteinopathies, in the right patient, at the right time 35% iAD 5 32% 24% 9% 33% TDP - 43 41% a - syn 30% hAD 6 30% 15% 25% 40% TDP - 43 55% a - syn Pure Tau and Abeta TDP - 43 + a - syn a - syn 4 TDP - 43 3 Adapted from Robinson et al, Brain, 2018 (1) Alzheimer’s disease; (2) Neurodegenerative diseases; (3) TAR DNA - binding protein 43; (4) Al pha - synuclein; (5) Intermediate level of Alzheimer’s disease neuropathological change; (6) High level of Alzheimer’s disease neuropathological change

2. Achievements 2020/21

Strong progress in 2020

Continuing our track record of successful execution

Achieving partnership milestones and grants

- ✓ Received second milestone payment of CHF 10 million from Lilly for small molecule Tau aggregation inhibitor
- ✓ Awarded two highly competitive grants to accelerate development of first-in-class TDP-43[1] diagnostics:
  - EU JPND[2]: PET[3] tracer to visualize TDP-43 pathology in the brain; in partnership with the ImageTDP-43 consortium
  - Target ALS[4]: immuno-assays to detect pathological TDP-43 in CSF[5] and blood; in collaboration with the Healy Center for ALS at Massachusetts General Hospital

Advancing development pipeline

- ✓ Reported top line Phase 2 results for anti-Tau antibody in prodromal to mild AD[6]
- ✓ Advanced to second highest dosing cohort in Phase 1b/2a study of anti-Tau vaccine
- ✓ Started IND[7]-enabling studies for lead anti-a-syn[8] and anti-TDP-43 antibody candidates

Further establishing thought leadership

- ✓ Appointed Prof. Johannes R. Streffer, former UCB Biopharma Head of Translational Neuroscience, as CMO[9]
- ✓ Appointed Prof. Carl H. June, world authority on immune tolerance and adoptive immunotherapy, to Board of Directors
- ✓ Appointed renowned Neurologist with a specific focus in the emerging field of Down syndrome-related Alzheimer's disease, Dr. Juan Fortea to Clinical Advisory Board

Unlocking additional value

- ✓ Strengthened strategic partnership with WuXi Biologics to accelerate advancement of TDP-43 antibody into clinical development for NeuroOrphan indications
- ✓ Reported proof-of-concept data for lead candidates in therapeutic and diagnostic programs targeting TDP-43 and a-syn
- ✓ Reported enhanced performance of first-in-class a-syn PET tracer at AAIC

(1) TAR DNA-binding protein 43; (2) Joint Programme – Neurodegenerative Disease Research; (3) Positron emission tomography; (4) Amyotrophic lateral sclerosis; (5) Cerebrospinal fluid; (6) Alzheimer's disease; (7) Investigational new drug; (8) Alpha-synuclein; (9) Chief medical officer

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AC Immune

3. AC Immune’s business strategy

Execution of our three-pillar strategy: the 2021 focus


Precision medicine
Alzheimer's disease (AD)
Focused non-AD
Parkinson's[1]
LATE[2]
NeuroOrphan
Diagnostics
SupraAntigen® & Morphomer®
Values

Alzheimer's disease

- Accelerate development of phospho-Tau vaccine with partner Janssen
- Prioritize development of small molecule Tau aggregation inhibitor with partner Lilly

Non-AD and NeuroOrphans

- Advance Abeta vaccine in Down syndrome[3] to late stage; seek partner for AD
- Advance anti-TDP-43[4] mAb[5] in NeuroOrphan indications (ALS[6], FTLD-TDP[7])
- Accelerate a-syn[8] small molecule in Parkinson's disease
- Develop NLRP3[9] assets in CNS[10] and non-CNS indications

Diagnostics for precision medicine

- Advance differentiated diagnostic pipeline (Tau, a-syn, TDP-43) to late stage
- Early detection, improved clinical trials and marked differentiation

(1) Parkinson's disease; (2) Limbic-predominant age-related TDP-43 encephalopathy, a TDP-43-dependent dementia that affects 20%-50% of individuals >80 years old; (3) Down syndrome- related Alzheimer's disease; (4) TAR DNA-binding protein 43; (5) Monoclonal antibody; (6) Amyotrophic lateral sclerosis; (7) Frontotemporal lobar degeneration with TDP-43 pathology; (8) Alpha-synuclein; (9) (NOD)-like receptor protein 3; (10) Central nervous system

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AC Immune

NASDAQ: ACIU | Annual General Meeting 2021 © 2021 AC Immune. Not to be used or reproduced without permission Vision to become a global leader in precision medicine 1 13 Developing breakthrough mono - and combination therapies for neurodegenerative diseases SupraAntigen ® Vaccines and antibodies specific to disease causing conformations Morphomer ® Conformation - sensitive small molecules Clinically Validated Technology Platforms Images: Hickman et al. , JBC 2011; Kroth et al., JBC 2012 (1) The goal of precision medicine is to deliver optimally targeted and timed interventions tailored to the individual disease drivers

SupraAntigen® and Morphomer® platforms

An integrated approach to CNS[1]-specific therapies

CNS-optimized

Clinically validated

SupraAntigen®



Vaccines & Antibodies

Morphomer®



Small Molecules

Conformation-specific

Precision medicine enabling

(1) Central nervous system

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AC Immune

4. Pipeline update

Broad and robust pipeline in neurodegenerative diseases

Driven by validated proprietary technology platforms for sustained growth

Established Targets Pipeline

TARGET	PRODUCT CANDIDATE	INDICATION	PARTNER
Tau	**ACI-35.030** *(anti-pTau vaccine)*	AD[1] treatment	Janssen
Tau	**Semorinemab** *(anti-Tau antibody)*	AD treatment *(moderate)*	Genentech A Member of the Roche Group
Tau	**Morphomer® Tau aggregation inhibitor**	Rare Tauopathies (ACI-3024)	Lilly
Tau	**Morphomer® Tau aggregation inhibitor**	AD treatment	Lilly
Tau	**Tau-PET[2] tracer**	AD diagnostic	Life Molecular Imaging
Tau	**Tau-PET[2] tracer**	PSP[3] diagnostic	Life Molecular Imaging
Abeta	**Crenezumab** *(anti-Abeta antibody)*	AD prevention[4]	Genentech A Member of the Roche Group
Abeta	**ACI-24** *(anti-Abeta vaccine)*	AD treatment *(Down syndrome[5])*	
Abeta	**ACI-24** *(anti-Abeta vaccine)*	AD treatment	


DISCOVERY
PRECLINICAL
PHASE 1
PHASE 2
PHASE 3
Biologic
Small Molecule
Diagnostic

(1) Alzheimer's disease; (2) Positron emission tomography; (3) Progressive supranuclear palsy; (4) Prevention trial API-ADAD in Colombia; (5) Down syndrome-related Alzheimer's disease

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AC Immune

Broad and robust pipeline in neurodegenerative diseases

Diversification into non-AD[1] and non-CNS[2] diseases

Novel Targets Pipeline

TARGET	PRODUCT CANDIDATE	INDICATION	DISCOVERY	PRECLINICAL	PHASE 1
a-synuclein (a-syn)	**A-syn-PET[3] tracer**	PD[4], a-synucleinopathies	■	■	■ (Diagnostic)
	Anti-a-syn antibody	PD, NeuroOrphan	■	■ (Biologic)	
	Morphomer® a-syn *(a-syn inhibitor)*	PD, a-synucleinopathies	■ (Small Molecule)		
TDP-43	**Anti-TDP-43[5] antibody**	LATE[6], NeuroOrphan	■	■ (Biologic)	
	TDP-43-PET tracer	TDP-43-opathies	■ (Diagnostic)		
Inflammasome	**Anti-NLRP3[7]-ASC[8] antibody**	NeuroOrphan	■ (Biologic)		
	Morphomer® NLRP3-ASC	Non-CNS	■ (Small Molecule)		
	Morphomer® NLRP3-ASC	NeuroOrphan	■ (Small Molecule)		

Biologic
Small Molecule
Diagnostic

(1) Alzheimer's disease; (2) Central nervous system; (3) Positron emission tomography; (4) Parkinson's disease; (5) TAR DNA-binding protein 43; (6) Limbic-predominant age-related TDP-43 encephalopathy; (7) (NOD)-like receptor protein 3; (8) Apoptosis-associated speck-like protein containing a CARD, also PYCARD

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AC Immune

5. SupraAntigen ® platform and Clinical vaccine programs

Proprietary SupraAntigen® platform

Generation of vaccines and monoclonal antibodies



Target antigen
(B-cell peptide)
Adjuvant
(MPLA¹)
Liposomal anchor
(Palmitic chains)
T-cell
Peptide
(non-target)
Adjuvant
(CpG²)
Liposomal bilayer
(Cholesterol and
phospholipids)

Adjuvants and other liposome components are optimized for each specific application



SupraAntigen®-V
Vaccines: Active immunization
(immune system produces antibodies)
SupraAntigen®-A
Antibodies: Passive immunization
(external antibody production)

(1) Synthetic Monophosphoryl Lipid A; (2) Synthetic oligodeoxynucleotides (ODNs) containing unmethylated CpG motifs

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AC Immune

SupraAntigen®: Key advantages/benefits

Proprietary technology:



SupraAntigen®-A
Antibodies: Passive immunization
SupraAntigen®-V
Vaccines: Active immunization
External antibody production with frequent injections
Immune system produces antibodies over long period

Key advantages:

- Liposomal technology enables conformation-specific targeting
- Antibodies: high affinity, high target specificity
- Vaccines: potent, polyclonal, T-cell independent (for target)
- Proprietary suite of assays to validate successful candidates
- Clinically validated

SupraAntigen® Programs



CANDIDATE
DISCOVERY
PRE-CLINICAL
PH 1
PH 2
ACI-35.030 (anti-pTau vaccine)
Janssen
Semorinemab (anti-Tau antibody)
Genentech A Member of the Roche Group
Crenezumab (anti-Abeta antibody)
Genentech A Member of the Roche Group
ACI-24 for DS (anti-Abeta vaccine)
ACI-24 for AD (anti-Abeta vaccine)
Anti-a-syn antibody
Anti-TDP-43[5] antibody
Anti-NLRP3[6]-ASC[7] antibody
Antibody
Vaccine

(1) Alzheimer's disease; (2) Positron emission tomography; (3) Progressive supranuclear palsy; (4) Alpha-synuclein; (5) TAR DNA-binding protein 43; (6) (NOD)-like receptor protein 3; (7) Apoptosis-associated speck-like protein containing a CARD, also PYCARD

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AC Immune

ACI-35.030: anti-pTau vaccine – Phase 1b/2a in AD[1]

Janssen | PHARMACEUTICAL COMPANIES OF Johnson & Johnson

Key results[2]	▪ Highly specific antibody response against aggregated pTau ▪ Preclinical: improvement of cognition, physical performance, behavior and survival; T-cell independent mode of action (Tau) ▪ Clinical: dose-dependent, pTau-specific antibody response (Phase 1b)

SupraAntigen® platform



Immune response highly specific to phosphorylated Tau[2]

ACI-35 vaccinated mice - pTau vs Tau protein after 5 immunizations



OD at 1/100 dilution
4
3
2
1
0
****
****
pTau protein
Tau protein
ACI-35 tg mice[3]
ACI-35 wt mice[4]
PBS tg mice

Theunis *et al.*, 2013 PLOS one

Highly significant improvement of behavior (P301S)[2]

15 rpm ACI-R-40 Rotarod 5M vehicle vs ACI-35



p=0.02
latency to fall (s)
15
10
5
0
vehicle
ACI-35

AC Immune unpublished data

Phase 1b/2a design	▪ Randomized, multicenter, double-blind, placebo-controlled
	  ▪ 32 patients (MMSE[5] ≥ 22, CDR-GS[6] of 0.5 or 1); 3 different doses and regimens for 48 weeks; 6-month follow-up
	  ▪ Primary endpoints: safety, tolerability and immunogenicity; other endpoints: CDR-SB[7]; RBANS[8]; at week 74

Development status	▪ Vaccine achieves high titers of antigen-specific antibodies in 100% of patients with early AD ▪ Interim Phase 1b/2a results (first two dosing groups) support plans to further develop into Phase 2b/3

Upcoming milestones

Q1	Q2	Q3	Q4	Milestone
✓				ACI-35.030 interim results (mid-dose)[9]
			●	ACI-35.030 interim analysis (highest dose)[9]
	✓			JACI-35.054[10] interim analysis (low dose)[9]

(1) Alzheimer's disease; (2) Refers to clinical candidate ACI-35; (3) Transgenic mice, Tau.P301L; (4) Wild type mice; (5) Mini-mental state examination; (6) Clinical Dementia Rating Global Score; (7) Clinical Dementia Rating Sum of Boxes; (8) Repeatable Battery for the Assessment of Neuropsychological Status; (9) Safety, tolerability and immunogenicity; (10) Alternative pTau vaccine

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AC Immune

ACI-35.030 – highly encouraging interim Phase 1b/2a results in AD[1]

Achieved high titers of anti-pTau antibodies at potentially therapeutic levels in 100% of patients

SupraAntigen® platform



AC-35.030

- pTau selective
- T-cell independent (Tau)
- Optimized formulation

janssen | PHARMACEUTICAL COMPANIES OF Johnson&Johnson

ACI-35.030 study arms:



High dose
Q4 2021
48w
74w
Mid dose
Q1 2021
48w
74w
Low dose
Q3 2020
48w
74w
Vaccination period
Follow up period
Interim analysis²

Interim results to date (safety/tolerability, immunogenicity):

- Anti-Tau IgG response preferentially targeting phosphorylated Tau in all patients
- 100% of patients demonstrated an anti-pTau IgG response after the 1st injection
- Very high anti-pTau IgG titers observed following injections
- Anti-pTau IgM response was also elicited in all patients
- ACI-35.030 was safe and well tolerated with no vaccine-relevant safety concerns observed to date

- ACI-35.030 generates unprecedented antibody responses against pTau in an older population
- Strong safety and robust immunogenicity support advancing to Phase 2/3

(1) Alzheimer's disease; (2) safety/tolerability and immunogenicity

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ACI-24 – Phase 2 in AD[1] - Anti-Abeta therapeutic vaccine

Key results[2]	▪ Strong and robust antibody response[2]; specific for oligomers and fibrils ▪ Favorable safety profile with lack of local inflammation; T-cell independent mode of action ▪ Complete memory restoration and significant reduction of Abeta plaques in AD mouse model[4] ▪ Clinical: dose-dependent anti-Abeta IgG response and reduction of brain amyloid (Phase 1/2a)

SupraAntigen® platform



Memory restoration (ORT)[3] in AD model[4]



100
80
60
40
20
0
Time of new object exploration in % of total exploration time
Healthy
+55%
**
Control
ACI-01
ACI-24
Healthy WT

Muhs *et al*, PNAS 2007

Abeta PET[5] exploratory analysis
Change in composite summary SUVR-MCG[6]



Improvement
0.10
0.05
0.00
-0.05
-0.10
-0.15
-0.20
0
10
26
52
76
100
152
Week
End of treatment period:
Cohorts 1-3
Cohort 4
Dose Group:
Placebo
ACI-24 100 ug
ACI-24 300 ug
ACI-24 1000 ug

KOL event, NYC, July 2019

Phase 2 design	▪ Randomized, multi-center, double-blind, placebo-controlled, adaptive design study in mild AD
	  ▪ 18 patients (MMSE[7] of 20-28); 8 injections over 74 weeks; 6-month follow-up
	  ▪ Primary endpoints: safety, tolerability, immunogenicity, amyloid PET; other endpoints: CDR-SB[8]; ADAS-cog 13[9]; MMSE; blood/CSF biomarkers (Abeta; Tau; pTau)

Development status	▪ Fully recruited; 12-month interim data (reported in Q1 2021) showed good safety and tolerability; no ARIA-E or –H[10] ▪ 18-months interim data is expected in Q2 2021

Upcoming milestones

Q1	Q2	Q3	Q4	Milestone
✓				Phase 2 interim analysis (12 month) in Alzheimer's disease
	✓			Phase 2 interim analysis (18 month) in Alzheimer's disease

(1) Alzheimer's disease; (2) Pihlgren *et al.*, Blood 2013; (3) Object recognition test; (4) APP/PS1 mouse model of AD; (5) Florbetaben positron emission tomography; (6) Standardized Uptake Value Ratio-Mean Cerebellar Gray; (7) Mini-mental state examination; (8) Clinical Dementia Rating Sum of Boxes; (9) Alzheimer's Disease Assessment Scale–Cognitive Subscale version 13; (10) Amyloid-related imaging abnormalities-edema, -hemorrhage

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AC Immune

ACI-24 – Phase 1b in people with Down syndrome (DS)[1]

Anti-Abeta therapeutic vaccine

Study rationale	▪ DS population is at high risk of developing Alzheimer's disease-like symptoms ▪ 75–100% of people with DS have Alzheimer's disease-like symptoms by age 60[2] ▪ Unique possibility to study prevention and treatment of Alzheimer's disease in a defined genetic population
Key results	▪ Compelling memory enhancement in ORT[3] in DS mouse model

SupraAntigen® platform



Alzheimer's disease in DS

Similar pathophysiology and biomarkers in DS and ADAD[4]


AD in DS
Symptom onset
Standardized Difference
Aβ deposition
CSF tau
Plasma NFL
CSF Aβ42
CAMCOG score
Hippocampal volume
Glucose metabolism
Age (years)
ADAD
CSF Aβ42
CSF tau
CDR-SOB
Hippocampal volume
Glucose metabolism
Age (years)

DS, Fortea, AAIC 2019

ADAD, adapted from Bateman, NEJM 2012

Memory restoration[5]


Memory index (%)
100
90
80
70
60
50
40
30
*
control
ACI-DOS-01
Healthy
DS mouse model

Belinchenko *et al.*, PLOS ONE 2016

Development status

ACI-24 in DS: Clinical Phase 1b

- World's first clinical trial for vaccine targeting Abeta in people with DS
- Dose escalation study in up to 24 adults with DS (25–45 years)
- Primary endpoints: safety, tolerability, and immunogenicity; secondary endpoints: clinical, cognitive measures and biomarkers
- Top line data in Q1 2021: good safety and tolerability, encouraging immunogenicity and pharmacodynamic effect observed

Upcoming milestones

Q1	Q2	Q3	Q4	Milestone
✓				Top line Phase 1b results in people with Down syndrome
			●	Submit IND for optimized vaccine formulation

(1) Addressing-related Alzheimer's disease; (2) Strydom *et al.*, Alzheimer's Dement (N Y) 2018; (3) Object recognition test; (4) Autosomal dominant Alzheimer's disease; (5) Memory restoration in a DS-relevant mouse model (TS65Dn)

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AC Immune

Optimized anti-Abeta ACI-24 vaccine formulation

Generates enhanced immune response against pathological Abeta(1-42) oligomers

Key results

- Primes, boosts and maintains polyclonal anti-Abeta IgG[2] response in two species of non-human primates (NHPs)
- Generates conformation-specific antibody responses targeting pathological Abeta oligomers
- Clear target engagement on human AD patient-derived tissue

SupraAntigen® platform



Anti-Abeta response increases over time


Cynomolgus
Anti-Abeta1-42 IgG antibody concentration (AU/mL)
0 20 40 60 80 100 120 140
Rhesus
Anti-Abeta1-42 IgG antibody concentration (AU/mL)
0 10 20 30 40 50 60 70
Time (days)

Strong immune response against pathological Abeta(1-42) oligomers


Anti-Abeta1-42 oligomers IgG antibody concentration (AU/mL)
1000000
100000
10000
1000
100
10
1
Predose
Day 64
Day 120

Confirmed target engagement
IHC[3] on AD patient-derived brains


NHP serum (Day 64)
NHP serum (pre-immune control)
Abeta
Abeta
AC Immune unpublished data

Development status

- Completing investigational new drug (IND)-enabling studies
- Expect to file IND followed by accelerated clinical development; rapid advancement to Phase 2 in Down syndrome

Upcoming milestones

Q1	Q2	Q3	Q4	Milestone
			●	Submit IND for optimized vaccine formulation

(1) Alzheimer's disease; (2) Immunoglobulin G; (3) Immunohistochemistry

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AC Immune

NASDAQ: ACIU | Annual General Meeting 2021 © 2021 AC Immune. Not to be used or reproduced without permission Optimized anti - Abeta ACI - 24: Strong immune response against pyroglutamate Abeta 26 Ref.: AC Immune; Global Down Syndrome Forum 2021 (1) Pyroglutamate Cynomolgus serum – Day 120 Epitope mapping Immunized cynomolgus sera ■ Sustained and enhanced IgG response that binds Abeta(1 - 42) and pyroglutamate Abeta, the truncated form of pathological Abeta ■ The optimized vaccine represents a potential breakthrough compared to previous anti - Abeta vaccines Ref.: Jawhar S et al,; J of Biol Chem 2011

Optimized anti-Abeta ACI-24:
Superior recognition of pyroglutamate Abeta in NHPs[1]

Broader N-terminal sequence recognition compared to previous clinical-stage Abeta vaccines

Generates higher antibody titers against pyroglutamate Abeta



*
*
AU/ml
10^6
10^5
10^4
10^3
10^2
10^1
10^0
Abeta
PyroGlu Abeta
Opt. ACI-24 D120
AN1792 D91
ACC-001 D120

Vaccine-induced antibodies recognize a broader range of N-terminal Abeta epitopes



Opt. ACI-24 D120
AN1792 D91
ACC-001 D120
Rescaled signal
120
100
80
60
40
20
0
-1-7
1-8
2-9
3-10
4-11
5-12
6-13
7-14
8-15
9-16
10-17
11-18
12-19
13-20
14-21
15-22
1-15
Abeta peptide range

Ref.: AC Immune unpublished data

- The optimized vaccine represents a potential breakthrough compared to previous anti-Abeta vaccines
- Superior binding to oligomeric and truncated pyroglutamate Abeta may result in high levels of amyloid plaque clearance and neuroprotection

(1) Non-human primates

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AC Immune

Disruptive potential of SupraAntigen®-V

Optimized vaccines delivering superior results in neurodegenerative diseases


Target antigen
(B-cell peptide)
Adjuvant
(MPLA1)
Liposomal anchor
(Palmitic chains)
T-cell
Peptide
(non-target)
Adjuvant
(CpG2)
Liposomal bilayer
(Cholesterol and
phospholipids)

Generates target-specific antibody response

Safely engages target-unrelated T-cells to enhance & maintain response

Unprecedented Clinical Performance

Immunogenicity	++++[3]
Target specificity	++++[4]
Conformation specificity	+++
Avidity increase over time	+++
Sustainability of response	+++
Boosting	+++
Class switching IgM to IgG	+++
Evidence of memory B cells	+++

- Robust immunogenicity and strong safety demonstrated in humans
- Evidence for lasting immune response supporting a disease prevention approach

(1) Synthetic Monophosphoryl Lipid A; (2) Synthetic oligodeoxynucleotides (ODNs) containing unmethylated CpG motifs; (3) 100% response after 1st injection; (4) Increases over time

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6. Near - term inflection points

Multiple catalysts to drive further value creation in 2021

✓ = Achieved ● = Biologic ● = Small molecule ● = Diagnostic

Stage	Target	Program	Q1	Q2	Q3	Q4	Milestone
Clinical	Tau	pTau vaccine	✓				Interim Phase 1b/2a results (mid-dose)[1] of ACI-35.030
Clinical	Tau	pTau vaccine				Biologic	Phase 1b/2a interim analysis (highest dose)[2] of ACI-35.030
Clinical	Tau	pTau vaccine		✓			Phase 1b/2a interim analysis (low dose) of JACI-35.054[3]
Clinical	Tau	Semorinemab (anti-Tau antibody)			Biologic		Phase 2 primary completion[4]
Clinical	Tau	ACI-3024 Morphomer® Tau		Small molecule			Select NeuroOrphan indication
Clinical	Abeta	ACI-24 (anti-Abeta vaccine)	✓				Top line Phase 1b results in people with Down syndrome
Clinical	Abeta	ACI-24 (anti-Abeta vaccine)	✓				Phase 2 interim analysis (12 month)[5] in Alzheimer's disease
Clinical	Abeta	ACI-24 (anti-Abeta vaccine)		✓			Phase 2 interim analysis (18 month)[5] in Alzheimer's disease
Clinical	Abeta	ACI-24 (anti-Abeta vaccine)				Biologic	Submit IND for optimized vaccine formulation
Clinical	a-syn[6]	PET[7] tracer	✓				First-in-human study initiation
Clinical	a-syn[6]	PET[7] tracer			Diagnostic		First-in-human study readout
Preclinical	a-syn[6]	Morphomer® therapeutic			Small molecule		Start *in vivo* proof-of-concept studies
Preclinical	TDP-43[8]	PET tracer			Diagnostic		Initiate IND-enabling studies
Preclinical	TDP-43[8]	Anti-TDP-43 antibody				Biologic	Initiate IND-enabling toxicology studies
Preclinical	TDP-43[8]	Biofluid diagnostic				Diagnostic	Establish validation ready assay
Preclinical	Inflamm.[9]	Morphomer® NLRP3[10]-ASC[11]				Small molecule	Report *in vivo* proof-of-concept in non-CNS[12] disease model
Preclinical	Inflamm.[9]	Morphomer® NLRP3[10]-ASC[11]				Small molecule	Start *in vivo* proof-of-concept studies (CNS)
Preclinical	Inflamm.[9]	Anti-NLRP3-ASC antibody				Biologic	Start *in vivo* proof-of-concept studies

(1) Cohort 1.2: safety/tolerability and immunogenicity; (2) Cohort 1.2: safety/tolerability and immunogenicity; (3) Alternative pTau vaccine; (4) LAURIET study in moderate Alzheimer's disease estimated last patient, last visit; (5) Safety/tolerability; (6) Alpha-synuclein; (7) Positron emission tomography; (8) TAR DNA-binding protein 43; (9) Inflammasome; (10) (NOD)-like receptor protein 3; (11) Apoptosis-associated speck-like protein containing a CARD, also called PYCARD; (12) Central nervous system

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7. Financial figures

NASDAQ: ACIU | Annual General Meeting 2021 © 2021 AC Immune. Not to be used or reproduced without permission Substantial funds from partnerships complement equity investments 32 Distinguished institutional investors 1 Five private financing rounds IPO NASDAQ September 2016 Share capital offering of 10 million common shares July 2018 Upfront payments Milestone payments Partner equity investments 128.5 CHF 334 million CHF 313 million (1) Based on latest schedule 13G and 13F filings; (2) Converted to CHF based on exchange rates at times of receipt; (3) Miles ton e payments as of June 30, 2020; (4) With Lilly convertible loan ▪ CHF 313 million from investor funds ▪ CHF 334 million in partnering related funds 3,4 ▪ CHF 3 billion in total potential payments plus potential royalties outstanding Corporate funding to date 2 (in CHF millions)

NASDAQ: ACIU | Annual General Meeting 2021 © 2021 AC Immune. Not to be used or reproduced without permission 33 First Quarter 2021 financial update Strong cash position R&D expenses G&A expenses Other operating income ▪ CHF 216.1 million at March 31, 2021, compared to CHF 225.9 million at December 31, 2020 ▪ Decreased by CHF 1.9 million to CHF 13.3 million for the quarter ended March 31, 2021 compared to 2020 ▪ Decreased by CHF 0.2 million to CHF 4.3 million for the quarter ended March 31, 2021 compared to 2020 ▪ Recognized CHF 0.4 million in grant income, an increase of CHF 0.3 million compared to the prior period Sufficiently funded to reach multiple value inflection points through at least Q1 2024 1 (1) Excluding potential future milestone payments; IFRS income/(loss) ▪ Net loss after taxes of CHF 16.7 million for the quarter ended March 31, 2021 compared with net loss of CHF 7.7 million for 2020

8. Strategic outlook

Drivers of value creation in 2021 and beyond

Superior Science	▪ First- or best-in-class candidates ▪ Long-term value creation through in-house development and strategic partnership
Precision medicine	▪ Integrated diagnostics and therapeutics ▪ Enables targeted single and/or combination therapies
Clear execution strategy	▪ Late-stage development in Alzheimer's disease (AD) with partners ▪ Non-AD focused on DS-AD[1], PD[2], and NeuroOrphan indications ▪ Companion diagnostics
Enabling platforms	▪ Morphomer® and SupraAntigen® ▪ Fuel development pipeline and create growth opportunities
Sustained financial strength	▪ Strong balance sheet with potential for substantial partnership revenue ▪ Vision to become a fully integrated biopharmaceutical company

(1) Down syndrome-related AD; (2) Parkinson's disease

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AC Immune

AC Immune future directions

Expanding our capabilities and building a fully-integrated company



CNS[1]-targeted diagnostics
Parkinson's disease
LATE[2]
NeuroOrphan
Current Focus
Future Directions
Alzheimer's Disease
Neuroinflammation
Inflammation in non-CNS indications
Fully integrated biotech company
Wholly-owned late-stage clinical assets
Commercial capability

(1) Central nervous system; (2) Limbic-predominant age-related TDP-43 encephalopathy

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AC Immune

NASDAQ: ACIU | Annual General Meeting 2021 © 2021 AC Immune. Not to be used or reproduced without permission We continue to shape the future of neurodegeneration by discovering and developing breakthrough therapies through pioneering science and precision medicine 37 AC Immune